Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:

    Advantage Announces $92 million Capital Expenditure Budget for 2006

    (TSX: AVN.UN; NYSE: AAV)

    CALGARY, Dec. 21 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") is pleased to announce that the Fund's Board of Directors has approved a capital expenditure budget of $92 million for 2006.
    The budget includes the drilling of 116 gross wells (96.2 net) and the recompletion of 56 gross wells (52.0 net). Approximately 56% of the budget will be directed towards ongoing development of the Fund's crude oil properties with the balance or 44% spent on natural gas projects. Drilling activities are planned for 15 separate project areas with the most significant being Nevis, Medicine Hat, Sunset and Sweetgrass, all in Alberta and Midale,
Saskatchewan. Recompletion activities are planned primarily at Medicine Hat,
Alberta and on properties in Southeast Saskatchewan.
    The natural gas projects include the expenditure of $10.6 million for drilling and facility construction related to 24.4 net coal bed methane wells
("CBM") on five separate project areas in central Alberta. The Fund has identified an inventory of CBM development lands under the leadership of
Mr. Mike Dawson who joined Advantage in December 2004. Mr. Dawson is the
President of the Canadian Society for Unconventional Gas and has over 15 years of experience with CBM development throughout North America. Advantage's CBM program in 2006 will be directed primarily to the development of Horseshoe
Canyon Coals.
    Advantage is a Calgary based oil and gas royalty trust that actively acquires, develops and produces natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders. Trust Units of Advantage are traded on the Toronto Stock Exchange ("TSX") under the symbol
"AVN.UN" and on the New York Stock Exchange ("NYSE") under the symbol "AAV".
Convertible debentures of Advantage trade on the TSX under the symbols
"AVN.DB", "AVN.DB.A", "AVN.DB.B", "AVN.DB.C" and "AVN.DB.D".

    The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: please contact: Investor Relations, Toll free:
1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW,
Calgary, Alberta T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723,
Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 17:18e 21-DEC-05